Exhibit 99.2

COPYRIGHT©GLOBAL MOFY, All RIGHTS RESERVED. Beijing, China · Zhejiang, China · California, USA

Certain statements contained in this document constitute forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For these purposes, forward - looking statements are statements that address activities, events, conditions or developments that the Company expects or anticipates may occur in the future. In some cases forward - looking statements can be identified because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or similar expressions and the negatives of those terms. Such forward - looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. These risks and uncertainties include, but are not limited to, domestic and international economic conditions, including exchange rates, inflation or deflation, the effects of competition and regulation, uncertainties in the financial markets, consumer and small business spending patterns and debt levels, breaches of security or privacy of member or business information, conditions affecting the acquisition, development, ownership or use of real estate, capital spending, actions of vendors, rising costs associated with employees (generally including health - care costs and wages), energy and certain commodities, geopolitical conditions (including tariffs), the ability to maintain effective internal control over financial reporting, regulatory and other impacts related to climate change, public - health related factors, and other risks identified from time to time in the Company’s public statements and reports filed with the Securities and Exchange Commission. Forward - looking statements speak only as of the date they are made, and the Company does not undertake to update these statements, except as required by law. Comparable sales and comparable sales excluding impacts from changes in gasoline prices and foreign exchange are intended as supplemental information and are not a substitute for net sales presented in accordance with U.S. GAAP. GMM

• Record Revenues of $41.4 million , up 53.8% from year ago. • Gross profit and net income reached $20.8 million and $12.1 million , respectively; with a 50.3% gross margin. • Successfully completed our follow - on offering of $10 million in January 2024. And another private placement financing of $2.5 million in October 2024. • 3D digital assets has increased from more than 30,000 in fiscal 2023 to more than 100,000 as of September 30, 2024. GMM

COMPANY OVERVIEW CORE ADVANTAGES INDUSTRY OVERVIEW MAIN BUSINESS MAJOR EVENTS & MANAGEMENT TEAM FINANCIAL DATA

COMPANY OVERVIEW ·Company Introduction ·Company Roadmap ·Awards and Honors

Launched "Gausspeed" generative AI platform in collaboration with NVIDIA Omniverse. Secured strategic financing of $10 million, bringing in two renowned American funds. Established U.S. subsidiary: GMM Discovery LLC GMM

We are an AI - driven technology solutions provider engaged in virtual content production and 3D digital asset development for upstream and downstream partners in the digital content industry. Utilizing advanced artificial intelligence and 3D reconstruction technologies, we efficiently create high - precision digital versions of characters, scenes, and props from the physical world, implementing them across various application scenarios. With offices in Beijing, Zhejiang, and California, we are dedicated to driving the growth and development of the global digital content and entertainment sectors. On October 10 2023, Global Mofy Metaverse Limited was officially listed on the Nasdaq Stock Exchange with the ticker symbol: GMM. According to a Frost & Sullivan report, Global Mofy is among China’s leading digital asset bank, with over 100,000 digital assets. GMM

GMM

• • GMM

·Generative AI Platform: Gausspeed ·Digital Asset Bank ·Mofy Lab ·Proprietory Registered IP Since 2024, we have entered the AIGC (Artificial Intelligence Generated Content) field through a strategic partnership with Heartdub, a leading company in the physics engine domain from Seattle, USA, further driving technological innovation and business expansion. CORE ADVANTAGES

Gausspeed, our Generative AI video generation platform developed in collaboration with NVIDIA Omniverse, debuted in 2024 as a flagship R&D product. Designed to revolutionize the filmmaking process, Gausspeed serves as a robust tool for industrial - grade film production and content creation. GMM

PART 02

GMM

Generative AI: GAUSSPEED


Gausspeed

Prompt:

The main shot starts with a closeup of a flower [POI#11], then slowly moves through the forest towards the lakeside, transitioning to a horizon level view. The camera stops at the lakeside [POI#185], capturing orcas swimming in the lake.

File Input:

screenplay.docx、scenemap.jpeg

KEY HIGHLIGHTS



Industry-Grade Content Generation

Gausspeed creates stunning, realistic visuals with advanced AI technology, ensuring top-quality results for virtual projects.



Storyboard and Shot Design

Gausspeed provides intuitive tools for detailed storyboard and shot design, allowing creators to visualize and plan each scene precisely, reducing the need for costly revisions.



Customized Previs

Gausspeed offers advanced previs capabilities for accurate pre-production planning, helping clients define service needs, minimizing trial costs.

08

We possess a vast and diverse collection of high - precision 3D digital assets, covering categories such as characters, scenes, and props, and spanning various domains including nature, science fiction, historical eras, and architecture. Additionally, our 3D digital assets are continuously updated and expanded to include the latest trends and technologies in digital content creation. High Precision (4K) 3D Digital Assets China’s Largest Digital Asset Bank GMM

PART 02

GMM

CORE TECHNOLOGY

“MOFY LAB”

Global Mofy's core technology R&D platform focuses on optimizing the production process of digital content. Utilizing low-code and no-code technologies, it enhances asset reuse and instant invocation, providing in-depth data insights and efficient content generation solutions.

MOFY LAB integrates over 30 independently developed intellectual properties to offer a one-stop solution.

01、3D RECONSTRUCTION TECHNOLOGY

High-precision 3D Model Conversion: Utilizing advanced 3D reconstruction technology, this process converts any object from the physical world, such as people, objects, and scenes, into universally usable 3D models in the virtual world on a 1:1 basis.

Industry Services: Provides high-precision 3D digital assets to enterprises across various industry sectors, supporting the generation of 3D digital assets on the application side to meet diverse industry needs.

02、DIGITAL CONTENT EDITING PLATFORM

Optimized Front-end Technology: Integrates and optimizes mainstream front-end technologies to provide a powerful digital content editable middleware tool.

Integration of Multiple Tools: Combines multiple underlying tools to achieve efficient content editing and generation.

One-stop Content Generation: The digital content editable middleware tool supports the one-stop generation of digital content, providing a one-stop digital content generation solution for application ends.





10

Global Mofy integrates multiple independently developed software copyrights within MOFY LAB, covering various fields such as digital content creation, visual effects processing, project management, and AI technology applications. These software systems together demonstrate our leading position in technological innovation and development, further enhancing our core competitiveness. "Our R&D team has over 10 years of industry experience." "45 independent intellectual properties." "Our continued effort to invest in R&D, expecting to add at least 10 new independent IPs each year." GMM

·E&M Market ·3D Modeling Market ·Generative AI Market INDUSTRY OVERVIEW

China is the second - largest Entertainment & Media (E&M) market globally, with substantial growth expected over the next few years . China's E&M market is expected to grow from approximately US$275 billion to US$362 billion in 2028, representing a CAGR of 7.1%. The global 3D models market is experiencing significant growth, driven by the increasing demand across various industries. This market was valued at USD 1.16 billion in 2024 and is projected to reach USD 2.72 billion by 2032, growing at a compound annual growth rate (CAGR) of 11.2% during the forecast period. GMM

Generative AI develops systems to create new content like images, videos, music, and text by learning from large datasets. This technology can enhance creativity, enable data synthesis, and revolutionize industries such as art, entertainment, and content creation. The North America market size in the Generative AI market is projected to reach US $ 23 . 03 billion in 2025 . The market is expected to show an annual growth rate (CAGR 2025 - 2030 ) of 41 . 51% , resulting in a market volume of US $ 130 . 70 billion by 2030 . The China market size in the Generative AI market is projected to reach US$5.48 billion in 2025. The market is expected to show an annual growth rate (CAGR 2025 - 2030) of 41.53%, resulting in a market volume of US$31.12 billion by 2030. 0 50 100 150 2024 2025 2026 2027 2028 2029 2030 Market Size (in billion USD) 0 10 20 30 40 2024 2025 2026 2027 2028 2029 2030 Market Size (in billion USD) GMM

·Virtual Technology Services ·3D Digital Assets Development and Others ·Strategic Partners BUSINESS MODEL

We leverage AI to offer high - quality, efficient, and cost - effective content production through streamlined, scalable, and systematic virtual technology process services. Our strong synergy with MOFY LAB ensures comprehensive support, providing customers with full - process management from production output to quality control. Project Evaluation Customized Solutions Module Production Quality Delivery Digital Content GMM

Our 3D Digital Assets Development and related services focus on creating high - precision 3D models for various applications, including film, gaming, and virtual reality. Our extensive library and advanced technologies allow for efficient and cost - effective production. 3D Digital Assets More Application Scenarios GMM

In 2024, Global Mofy was selected as a partner in iQIYI's second Leap Program, showcasing our strength in technological innovation and business expansion. Additionally, we developed and launched the generative AI platform Gausspeed in collaboration with NVIDIA Omniverse and Heartdub Technology. GMM

MAJOR EVENTS & MANAGEMENT TEAM GMM

Global Mofy Officially Completed Major Strategic Transformation GMM

Global Mofy Launches: $69 Million Fund Global Mofy Signed Strategic Cooperation Agreement with Lianyungang’s Haizhou High - Tech District GMM Global Mofy Awarded Membership in MIIT’s Industrial Brand Promotion Organization

Our core team consists of professionals with extensive experience in their respective fields, ensuring the company's steady growth and innovative capabilities. The team members possess strong expertise and rich practical experience in technological innovation, financial management, market expansion, and operational optimization. Together, they drive Global Mofy's continuous advancement in technological innovation and business expansion. GMM

·Financial Reports ·Income Structure ·Financial Forecasts FINANCIAL DATA GMM

Global Mofy achieved record high gross profit margin and net profit margin for fiscal year 2024, reaching 50.3% and29.4%, respectively, showing significant growth compared to fiscal year 2023.. 26.9 41.4 45 40 35 30 25 20 15 10 5 0 2023 2024 Million (US Dollars) 14.5 20.8 0 5 10 15 20 25 2023 2024 Million (US Dollars) FY ended Sep 30 FY ended Sep 30 6.6 12.1 14 12 10 8 6 4 2 0 2024 Million (US Dollars) Global Mofy achieved a total revenue of $41.4 million for fiscal year 2024, representing a YoY 53.8% increase compared to fiscal year 2023. Similarly, gross profit and net income reached new heights, amounting to $20.8 million and $12.1 million, respectively, reflecting substantial year - over - year growth of 43.2% and 89%. REVENUE GROSS PROFIT NET PROFIT 2023 FY ended Sep 30 GMM

For fiscal year ended Sep 30, 2024, R&D expenses totaled $7.5 Million, compared to $3.6 million in fiscal year 2023, with capitalization of certain R&D investments into intangible assets. Meanwhile, the high - profit - margin 3D digital asset development and others business accounted for 49.4% of the total revenue, showing a steady increase compared to 42.8% for fiscal year 2023. 3.6 7.5 0 1 2 3 4 7 6 5 8 2023 2024 Million (US Dollars) 51% 49% 3D Digital Assets Development and others 0 20 40 60 80 Total 3D Digital Assets Development and Others Virtual Technology Services Virtual Technology Services GMM

Our company is experiencing rapid growth by leveraging advanced AI technologies, expanding our 3D digital assets, and strategically focusing on the booming digital entertainment market. GMM

Q&A with our Management Team Wenjun Jiang Chief Technology Officer Chen Chen Chief Financial Officer GMM

GLOBALMOFY.CN COPYRIGHT©GLOBAL MOFY, All RIGHTS RESERVED. CHINA HEADQUARTER ˖ Building A12, Xidian Memory Creative and Cultural Township, Chaoyang District, Beijing